PS Business Parks
701 Western Avenue
Glendale, CA 91201
TEL 818 244.8080
FAX 818 242.0566
www.psbusinessparks.com

July 26, 2012

VIA EDGAR

Duc Dang
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	PS Business Parks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-10709

Dear Mr. Dang:

Set forth below are responses of PS Business Parks, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated July 3, 2012 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011(the “Form 10-K”) that was filed February 27, 2012.

The Staff’s comments, indicated in bold below, are followed by our response on behalf of the Company.

The Company, page 2

1.
We note the reference to owned land that may be used for development.  To the extent you hold material amounts of land in future reported periods, please include a discussion of the amount of development the land could support.

Response:

As disclosed in our Form 10-K, at December 31, 2011, the Company held 27.9 acres of land. Management does not consider this amount of land to be material to the overall portfolio of the Company and currently has no plans to develop this land. In future filings, to the extent we hold material amounts of land for development, we will include a discussion of the amount of development the land could support.

2.
In future Exchange Act periodic reports, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

           Response:

In future Exchange Act periodic reports, to the extent we have a significant development/redevelopment portfolio, we will expand our disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Duc Dang
Securities and Exchange Commission
July 26, 2012

Portfolio Information, page 19

3.	In future Exchange Act periodic reports, please include the number of tenants whose leases will expire in each period in your lease expirations table.

Response:

In future Exchange Act periodic reports, we will include the number of tenants whose leases are scheduled to expire in each period in our lease expirations table.

4.
You have defined stabilized properties as those with occupancy rates within a “comparable range.”  In future Exchange Act periodic reports, please quantify the occupancy rate that determines stabilization.  Also, clarify the number of properties or square footage that has been owned in both periods but excluded from Same Park properties because they were not stabilized.

Response:

In our Form 10-K, no properties were excluded from Same Park properties based on their level of occupancy. Accordingly, in future Exchange Act periodic reports, we will eliminate the reference to “stabilized properties” in connection with our determination of Same Park properties.

Item 7. Management’s Discussion and Analysis of Financial Condition…., page 23

5.
In future Exchange Act periodic reports, please discuss leasing results and accompanying leasing costs for the reported period, including tenant improvement costs, leasing commissions, and tenant concessions.  Please tell us how you will quantify such leasing costs.

Response:

In our future Exchange Act periodic reports, we will revise our disclosure to include the costs of tenant improvements, leasing commissions and capital improvements.  The revised disclosure will include the total dollar amount incurred for each of the three components as well as the amount on a per square foot basis based on the Company’s total square footage owned and will be similar to the format presented below:

Capital Expenditures: The Company defines recurring capital expenditures as those necessary to maintain and operate its commercial real estate at its current economic value. During the six months ended June 30, 2012 and 2011, the Company expended $24.2 million and $16.1 million, respectively, in recurring capital expenditures, or $0.89 and $0.74 per weighted average square foot owned, respectively. Tenant improvement amounts exclude those amounts reimbursed by the tenant. The following table depicts capital expenditures (in thousands):

	For the Six Months Ended June 30,
	2012	2011
Recurring capital expenditures
Capital improvements	$2,231	$2,314
Tenant improvements	18,920	10,877
Lease commissions	3,009	2,885
Total recurring capital expenditures	24,160	16,076
Nonrecurring capital improvements	2,331	4,812
Total capital expenditures	$26,491	$20,888

Duc Dang
Securities and Exchange Commission
July 26, 2012

Capital expenditures on a per square foot owned basis are as follows:

	For the Six Months Ended June 30,
	2012	2011
Recurring capital expenditures
Capital improvements	$0.08	$0.11
Tenant improvements	0.70	0.50
Lease commissions	0.11	0.13
Total recurring capital expenditures	0.89	0.74
Nonrecurring capital improvements	0.09	0.22
Total capital expenditures	$0.97	$0.96

For the six months ended June 30, 2012, recurring capital expenditures increased $8.1 million, or 50.3%, over the same period in 2011 primarily due to a $3.7 million increase in recurring capital expenditures related to the lease up of the 2011 and 2010 acquisitions and larger tenant improvement projects from the Same Park Portfolio.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you require further information, please feel free to call me at (818) 244-8080, extension 1649.

Very truly yours,

/s/ Edward A. Stokx

Edward A. Stokx
Executive Vice President and
Chief Financial Officer

cc: Sandra B. Hunter, Staff Attorney, Division of Corporation Finance